UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

14 September 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Resolute Energy Corporation

File No. 333-161076 -- CF# 23934

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Resolute Energy Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on August 6, 2009.

Based on representations by Resolute Energy Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through August 6, 2019
Exhibit 10.10	through August 6, 2019
Exhibit 10.11	through September 30, 2010
Exhibit 10.12	through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel